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May 24, 2019

VIA EDGAR AND FEDERAL EXPRESS

Office of Healthcare and Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Christine Westbrook

          Erin Jaskot

Re:	BridgeBio Pharma, Inc. (formerly BridgeBio Pharma LLC)
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted on May 16, 2019
CIK No. 0001743881

Ladies and Gentlemen:

This letter is being submitted on behalf of BridgeBio Pharma, Inc. (formerly BridgeBio Pharma LLC, the “Company”) in response to comments contained in the letter dated May 22, 2019 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Neil Kumar, Ph.D., Chief Executive Officer of the Company, with respect to the Company’s confidential submission of the Draft Registration Statement on Form S-1 that was originally submitted on February 14, 2019, and subsequently amended on April 16, 2019 and May 16, 2019 (the “Draft Registration Statement”). The Company is concurrently filing a Registration Statement on Form S-1 (the “Registration Statement”), including changes in response to the Staff’s comments.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and, unless otherwise indicated, all page references in the recitations of the Staff’s comments refer to the Draft Registration Statement and page references in the Company’s response refer to the Registration Statement as marked. Copies of this letter and its attachments will also be provided to Rolf Sundwall, Mary Mast, Christine Westbrook and Erin Jaskot of the Commission.

Prospectus Summary

Our Platform, page 2

1.

We note your response to comment 1, which we reissue. You continue to state that you only pursue programs with treatment modalities that have been “validated” in other approved products, which implies that you are able to successfully mitigate development risk. Please remove this disclosure here and on pages 117 and 121.

United States Securities and Exchange Commission

May 24, 2019

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on pages 2, 118 and 122 of the Registration Statement.

If you require additional information, please telephone the undersigned at (415) 733-6071.

Sincerely,

/s/ Maggie Wong

Maggie Wong

Enclosures:

cc:	Neil Kumar, Ph.D., BridgeBio Pharma, Inc.

Brian Stephenson, BridgeBio Pharma, Inc.

Mitchell S. Bloom, Goodwin Procter LLP

Marc D. Jaffe, Latham & Watkins LLP

Brian J. Cuneo, Latham & Watkins LLP

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